FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2016

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

São Paulo, Brazil, April 12, 2016 - GPA [BM&FBOVESPA: PCAR4 (PN); NYSE: CBD] and Via Varejo S.A. [BM&FBOVESPA: VVAR3 and VVAR11] announce their sales performance in the first quarter of 2016. All comparisons are with the same period in 2015, except where stated otherwise.

(1) Excludes revenue from intercompany transactions; (2) Extra and Pão de Açúcar; (3) Includes revenue from intercompany transactions.

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Sales Performance – Consolidated

✓  Consolidated net sales in the quarter totaled R$ 17.8 billion, up 3.0%, reflecting a consumption environment strongly impacted by the adverse macroeconomic scenario.

✓  The food segment (Multivarejo + Assaí) delivered remarkable performance, with total net sales growth of 10.9%, driven by stronger sales at Assaí (+36.2%) combined with improved sales trend at Multivarejo (+2.0%).

✓  Via Varejo once again registered its best sales performance since 2Q15, gradually recovering over the quarter, accompanied by market share gains.

✓  The Company has become more selective about its organic expansion plan for the year, with the focus on higher-return formats (Assaí and Proximity). This quarter saw the opening of one Minimercado Extra and one Assaí store. The Assaí banner is already funding its own organic growth and plans to open between 12-15 stores in the year, a number similar to in 2015. There are currently 15 stores under construction: 8 Assaí, 2 Pão de Açúcar, 4 Minuto Pão de Açúcar and 1 Minimercado Extra.

Food Business (Multivarejo + Assaí)

✓  Net sales grew 10.9% in the quarter, the highest in the last 12 months, totaling R$9.9 billion, mainly due to the solid performance of the 96 Assaí stores, whose share of the total food sales already exceeds the share of hypermarkets.

✓  On a same-store basis, food sales increased by 6.0%, the best performance in the last 12 months. This improvement trend is observed in both Assaí and Multivarejo, with the growth registered by Pão de Açúcar and Proximity combined with growth of Assaí coming close to inflation in the period. Adjusted for the calendar effect, same-store sales in the Food segment would have grown 3.1%, in line with adjusted growth in 1Q15, despite the impact of economic slowdown on consumption. Note that sales performance improved gradually during the course of the quarter.

✓  One of the highlights was the resilience shown by the food segment, which registered growing market share and improved sales performance by most of its banners in comparison with the second half of 2015, despite the stronger comparison basis. The food segment has been increasing its share of sales and already accounts for 56% of the Group’s portfolio.

✓  It is important to highlight the improved sales performance by Multivarejo banners as a result of: (i) differentiated services and new product launches at Pão de Açúcar, which were translated into market share gains in most months during the last two years; (ii) growth of the Proximity format, which has been growing its market share consecutively in the last 12 months, mainly through organic growth with the focus on higher-return formats (Minuto Pão de Açúcar); and (iii) new commercial dynamics that have proven successful in the current scenario and, combined with continued adjustments to assortment to meet consumer needs, operational improvements and modernization of assets under the Extra banner, also contributed to the recovery of Multivarejo.

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✓  Assaí continued to deliver strong sales growth, with net sales increasing by 36.2%, reflecting the economic scenario for the segment and double-digit same-store sales growth, combined with the maturation of stores opened in the last 12 months. The result was driven by the correct positioning of the banner, which serves price-sensitive customers, reflecting in significant market share gains. The banner continues to focus on expansion, with another store opened in the quarter, bringing to nine the total number of stores opened in the last 12 months.

Via Varejo

✓  Net sales revenue totaled R$4.7 billion, down 11.8% on a same-store basis. Total sales fell 12.7%. In the quarter, sales fell more sharply in January due to the strong comparison base of January 2014, while February and March performance was above the quarterly average. Via Varejo also continued the closure of lower performance stores. Mobile phones and sales of services grew sharply in the period compared to 1Q15.

✓  Via Varejo continued to intensify its strategy of price competitiveness and better promotions which, combined with the healthy sales performance of services, has helped improve the company’s sales despite the continuing trend of weak consumption in Brazil. As a result, Via Varejo has been increasing its market share.

✓  Performance of telephone categories in the stores renovated under the new concepts is 1,790 bps above the company’s average. In 2016, the Company will accelerate the renovation of telephone and furniture categories, thereby leveraging sales and improving the shopping experience for customers.

✓  Via Varejo continues to offer a wide range of payment options such as cash, credit cards, co-branded credit cards and payment books. The Company operates strictly and meticulously to control the credit risk in both the payment book operation and in credit card installment payments.

✓  In the coming quarters, Via Varejo will continue to focus on increasing store productivity and improving customer service levels. With this, it expects to increasingly strengthen its competitive advantages and leverage its structural gains in market share.

 Cnova Brazil

✓  GMV amounted to €402 million (R$ 1,729 million) for the 1st quarter 2016, representing a y-o-y decrease on a constant currency basis of -10.5%. During the same period, the marketplace share of GMV was 15.6% (+852 basis points y-o-y). As of March 31, 2016, there were more than 2,300 marketplace vendors.

✓  Traffic rose 15.7% y-o-y to 269 million visits during the 1st quarter 2016, of which the mobile share was 44.0%.

✓  Customer service enhancements during the quarter included the end of fulfillment disruptions, improved call center service and good progress on reducing out-of-stock situations.

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Investor Relations Contacts

GPA Tel.: +55 11 3886 0421 Fax: +55 11 3884 2677 gpa.ri@gpabr.com www.gpari.com.br	Via Varejo Tel.: +55 11 4225 8668 Fax: +55 11 4225 9596 ri@viavarejo.com.br www.viavarejo.com.br/ri	Cnova Tel.: +31 20 795 06 71 investor@cnova.com www.cnova.com

The information herein is preliminary, unaudited and subject to review. The information was determined based on consolidated figures and denominated in Brazilian reais, in accordance with Brazilian Corporation Law. Change and growth variations are in comparison with the same period of the previous year, except where stated otherwise.

The basis for calculating same-store sales is defined by the sales registered in stores open for at least 12 consecutive months and not closed for 7 or more consecutive days in the period. Acquisitions in their first 12 months of operation are not included in the same-store calculation base.

About GPA: GPA is Brazil’s largest retailer, with a distribution network comprising over 2,000 points of sale as well as electronic channels. Established in 1948 in São Paulo, it has its head office in the city and operations in 20 Brazilian states and the Federal District. With a strategy of focusing its decisions on customers and better serving them based on their consumer profile in the wide variety of shopping experiences it offers, GPA adopts a multi-business and multi-channel platform with brick-and-mortar stores and e-commerce operations divided into five business units: Multivarejo, which operates the supermarket, hypermarket and Minimercado store formats, as well as fuel stations and drugstores under the Pão de Açúcar and Extra banners; Assaí, which operates in the cash-and-carry wholesale segment; Via Varejo, with its brick and mortar electronics and home appliances stores under the Casas Bahia and Pontofrio banners; GPA Malls, which is responsible for managing the real estate assets, expansion projects and new store openings; and the e-commerce segment Cnova, which comprises the operations of Cnova Brazil, Cdiscount in France and their international websites.

Disclaimer: Statements contained in this release relating to the business outlook of the Company, projections of operating/financial results, the growth prospects of the Company and market and macroeconomic estimates are merely forecasts and are based on the beliefs, plans and expectations of Management in relation to the Company’s future. These expectations are highly dependent on changes in the market, in Brazil’s general economic performance, in the industry and in international markets, and therefore are subject to change.

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SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 12, 2016	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.